Exhibit (a)(1)

August 1, 2014

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Strategic Storage Trust, Inc. (the “Company”) to notify you about an unsolicited tender offer being made for your shares of the Company’s common stock by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

Coastal Realty Business Trust and MacKenzie Capital Management, LP (together, the “Offerors”) have made an unsolicited tender offer to all of our stockholders (the “Offer”). You may have already received the Offer materials of the Offerors and may also have seen information on a Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on July 18, 2014. The Offerors are offering to purchase up to an aggregate of 3,000,000 shares of the Company’s common stock at a price of $7.25 per share (the “Shares”).

As discussed below, the Board unanimously recommends that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

The following are the material factors considered by the Board in evaluating the Offer:

(1) the Board’s significant knowledge of each of the Company’s assets based, in part, upon the review associated with the approval of each acquisition by the Company;

(2) the historical financial data disclosed on the Company’s Form 10-Q and Form 10-K filings over the past few quarters and the positive trends shown in that financial data, including the following same-store operating results:

•	Same-store revenue growth of 7.6% for the quarter ended March 31, 2014;

•	Same-store net operating income growth of 8.1% for the quarter ended March 31, 2014;

•	Same-store revenue growth of 9.1% for the year ended December 31, 2013;

•	Same-store net operating income growth of 17.2% for the year ended December 31, 2013;

•	Same-store average physical occupancy growth of 3% for the quarter ended March 31, 2014; and

•	Same-store average physical occupancy growth of 5% for the year ended December 31, 2013.

(3) the Board’s discussions with management related to the future of the Company, including on-going discussions and negotiations relating to a potential self-administration transaction in which the

Company would potentially acquire substantially all of the operating assets of Strategic Storage Holdings, LLC, the parent company of the Company’s advisor and property manager, and potential liquidity strategies;

(4) the Offerors state that they “arrived at the $7.25 Offer Price by applying a liquidity discount to the Corporation’s estimated per share value”, but they do not provide any analysis of how they arrived at the liquidity discount or the $7.25 Offer Price;

(5) the $7.25 Offer Price proposed by the Offerors is significantly lower than the Company’s estimated net asset value per Share of $10.79 as of December 31, 2011, especially in light of the fact that the Company is currently in the process of updating its estimated net asset value at an amount per share that would be anticipated to substantiate the belief that the Offerors’ $7.25 Offer Price is too low; and

(6) the Board believes that the Offer Price represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a significant profit for themselves, thereby depriving the stockholders who tender Shares of the potential opportunity to realize the full long-term value of their investment in the Company.

Each stockholder must independently evaluate whether to tender his or her shares of the Company’s common stock to the Offerors pursuant to the Offer. Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on August 1, 2014 (the “Schedule 14D-9”) in response to the Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.

In short, since we have suspended our share redemption program, the Offerors are attempting to exploit the lack of liquidity of your shares by buying them at a substantial discount. For the reasons set forth above, we recommend that you not tender your Shares in the Offer. However, the Board understands that you must make your own independent decision. We encourage you to consult with your financial advisor.

To accept the Offer, follow the instructions in the Offer materials. To reject the Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the Offer, you may withdraw your acceptance of the Offer by notifying the Offerors at any time prior to the termination of the Offer.

Should you have any questions or need further information about your options, please feel free to contact Strategic Storage Trust, Inc., 111 Corporate Drive, Suite 120, Ladera Ranch, California 92694, Attention: Investor Services (telephone number: (866) 418-5144).

Sincerely,

/s/ H. Michael Schwartz

H. Michael Schwartz

Chief Executive Officer and Chairman of the Board of Directors

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. We cannot guarantee the accuracy of any such forward-looking statements contained in this letter, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations and provide distributions to stockholders, and our ability to find suitable investment properties, may be significantly hindered. See the risk factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission, for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.